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                           February 28, 2024

       Andrew Thut
       Chief Executive Officer
       4Front Ventures Corp.
       7010 E. Chauncey Lane, Suite 235
       Phoenix, AZ 85054

                                                        Re: 4Front Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
February 7, 2024
                                                            File No. 000-56075

       Dear Andrew Thut:

              We have reviewed your February 7, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30,
       2024 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial and Performance Measures
       Adjusted EBITDA, page 38

   1. We note your response to prior comment 1. It is unclear from your response why accounting for a failed
lease back transaction under US GAAP, as though it did not fail, does not constitute an
individually tailored recognition method under Question 100.04 of the Compliance and
Disclosure Interpretations (   C&DIs   ) for Non-GAAP Financial
                                                        Measures. Please
specifically tell us how you considered the guidance of Question 100.04 in determining that
your presentation does not constitute an individually tailored recognition method or
remove this adjustment from future filings.
 Andrew Thut
FirstName LastNameAndrew   Thut
4Front Ventures Corp.
Comapany28,
February  Name4Front
            2024      Ventures Corp.
February
Page 2 28, 2024 Page 2
FirstName LastName
2. We note your response to comment 2 and that you believe that your Matteson facility charges are not normal, recurring, cash operating expenses necessary to operate your business. We note that your company appears to be growing and that you will continue to construct new facilities as you grow. You further state your Matteson facility charges have historically varied from period to period and are based on factors largely outside of your control, such as labor costs and rates of inflation. It appears you are trying to normalize your costs. Considering these factors outlined, please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions 100.01 of the C&DIs for Non-GAAP Financial Measures.
3. We note from your response to prior comment 3 that you have excluded $3.8 million of litigation funding from your adjusted EBITDA. However, your proposed disclosures in response to comment 3 in our letter dated December 15, 2023 does not appear to exclude the litigation funding from adjusted EBITDA. Please address the following:

                Clarify if the $3.8 million litigation funding is included in your Adjusted EBITDA subtotal for the year ended December 31, 2022.
                If litigation funding is not included in your Adjusted EBITDA subtotal, tell us which line item in your Adjusted EBITDA reconciliation includes the adjustment to remove this amount; and
                If the litigation funding is not included, please explain to us why you did not include this funding in your measure.
4. We note your response to prior comment 4 and please address the following related to your Adjusted EBITDA reconciliation:

                Tell us how the $7.4 million Employee Retention Tax Credit disclosed on pages 38 and F-37 is accounted for in your adjusted EBITDA presentation. If this amount is included in your Adjusted EBITDA, tell us how you considered the guidance of
              Question 100.03 of the C&DIs for Non-GAAP Financial Measures.
                Explain why you are including bad debt expense within your Adjustments for acquisition, transaction, and other non-cash costs line item. Explain to us in more detail the nature of this item and tell us how you considered Question 100.01 of the
              C&DIs for Non-GAAP Financial Measures.
5. We note within your Form 8-K filed on November 23, 2023 that you present non-GAAP financial measures, but you do not present the most directly comparable GAAP measures with equal or greater prominence. For each non-GAAP financial measure you present, including within your press release headlines, please present the most directly comparable
         GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of
         Regulation S-K.
 Andrew Thut
4Front Ventures Corp.
February 28, 2024
Page 3

       Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAndrew Thut                             Sincerely,
Comapany Name4Front Ventures Corp.
                                                          Division of
Corporation Finance
February 28, 2024 Page 3                                  Office of Life
Sciences
FirstName LastName